UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INERGY HOLDINGS, L.P.

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

45661Q107

(CUSIP number)

R. Brooks Sherman, Jr.

Executive Vice President and Chief Financial Officer

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

(Name, address and telephone number of person authorized to receive notices and communications)

November 5, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45661Q107	Schedule 13D/A

1.	Names of reporting persons John J. Sherman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

(1)	As described in Item 4 below, the Support Agreement terminated on November 5, 2010 in accordance with its terms. Therefore, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.

CUSIP No. 45661Q107	Schedule 13D/A

1.	Names of reporting persons Phillip L. Elbert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

(1)	As described in Item 4 below, the Support Agreement terminated on November 5, 2010 in accordance with its terms. Therefore, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.

CUSIP No. 45661Q107	Schedule 13D/A

1.	Names of reporting persons R. Brooks Sherman, Jr.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

(1)	As described in Item 4 below, the Support Agreement terminated on November 5, 2010 in accordance with its terms. Therefore, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.

CUSIP No. 45661Q107	Schedule 13D/A

1.	Names of reporting persons Andrew L. Atterbury
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

(1)	As described in Item 4 below, the Support Agreement terminated on November 5, 2010 in accordance with its terms. Therefore, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.

CUSIP No. 45661Q107	Schedule 13D/A

1.	Names of reporting persons William C. Gautreaux
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

(1)	As described in Item 4 below, the Support Agreement terminated on November 5, 2010 in accordance with its terms. Therefore, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.

CUSIP No. 45661Q107	Schedule 13D/A

1.	Names of reporting persons Carl A. Hughes
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

(1)	As described in Item 4 below, the Support Agreement terminated on November 5, 2010 in accordance with its terms. Therefore, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.

CUSIP No. 45661Q107	Schedule 13D/A

1.	Names of reporting persons Inergy, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

(1)	As described in Item 4 below, the Support Agreement terminated on November 5, 2010 in accordance with its terms. Therefore, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.

CUSIP No. 45661Q107	Schedule 13D/A

1.	Names of reporting persons Inergy GP, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	As described in Item 4 below, the Support Agreement terminated on November 5, 2010 in accordance with its terms. Therefore, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed by John J. Sherman, Phillip L. Elbert, R. Brooks Sherman, Jr., Andrew L. Atterbury, William C. Gautreaux, Carl A. Hughes, Inergy, L.P. (the “Partnership”) and Inergy GP, LLC (the “General Partner,” and together with Mr. John Sherman, Mr. Elbert, Mr. Brooks Sherman, Mr. Atterbury, Mr. Gautreaux, Mr. Hughes and the Partnership, the “Reporting Persons”). This Amendment amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 9, 2010 (the “Original Schedule 13D”) in respect of common units representing limited partner interests (the “Common Units”) in Inergy Holdings, L.P. (the “Issuer”). The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used and not defined herein have the meanings given to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented to include the following:

In connection with the closing of the transactions contemplated by the Merger Agreement, the Issuer’s purpose will be limited to owning all of the limited liability company interests in, and being the sole member of, the General Partner, and Holdings GP will cause the Issuer not to engage, directly or indirectly, in any business activity other than the ownership, and being a member, of the General Partner and immaterial or administrative actions related thereto, without the prior consent of the New NRGP LP. On November 8, 2010, the New York Stock Exchange (the “NYSE”) filed a Form 25 (Notice of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) and trading of the Common Units on the NYSE was suspended from trading before the opening of the market. Therefore, the Issuer is no longer a publicly traded partnership on the NYSE.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Merger Agreement

On September 3, 2010, the Partnership, the General Partner, the Issuer, Holdings GP, New NRGP LP and MergerCo entered into the First Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), which amended and restated the Agreement and Plan of Merger dated as of August 7, 2010. At the Special Meeting of Unitholders of the Issuer held on November 2, 2010, the Issuer’s unitholders approved the adoption of the Merger Agreement and the transactions contemplated thereby. On November 5, 2010, the effective date of the Merger, all outstanding Common Units were converted into the right to receive 0.77 Inergy LP Units, except that with respect to the 11,568,560 Inergy LP Units to which certain members of senior management and directors of Holdings GP and other beneficial owners of Common Units (the “PIK Recipients”) otherwise would be entitled pursuant to the Merger, the respective PIK Recipients will instead be entitled to receive Class B units representing limited partner interests in the Partnership in accordance with the Merger Agreement, with any fractional units to be paid in cash.

Support Agreement

Also on November 5, 2010, the Support Agreement, by and among the Partnership and the Unitholders terminated in accordance with its terms upon the effective time of the Merger. Therefore, the Reporting Persons may no longer be deemed to be members of a group for purposes of this Schedule.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following:

(e) Upon the closing of the Merger on November 5, 2010, all of the then outstanding Common Units were cancelled and converted into the right to receive Inergy LP Units and Class B Units, as applicable, in accordance with the

Merger Agreement. Therefore, the Reporting Persons own no Common Units and ceased to be the beneficial owners of more than 5% of the Common Units on November 5, 2010. This is the final amendment to the Original Schedule 13D and an exit filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following:

First Amendment to Unitholder Agreement

On November 4, 2010, the parties to the Unitholder Agreement entered the First Amendment to Unitholder Agreement, which, among other things, eliminated restrictions on the transfer of Common Units under Article IV of the Unitholder Agreement. The description contained in this Item 6 of the First Amendment to Unitholder Agreement is qualified in its entirety by reference to the full text of the First Amendment to Unitholder Agreement, the terms of which are incorporated herein by reference to Exhibit 6 hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to the Original Schedule 13D filed on August 9, 2010).

Exhibit 2	Agreement and Plan of Merger dated as of August 7, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 3	Support Agreement dated as of August 7, 2010 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 4	Unitholder Agreement dated April 14, 2005 (incorporated herein by reference to Exhibit 10.18 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-122466) filed June 2, 2005).

Exhibit 5	First Amended and Restated Agreement and Plan of Merger dated as of September 3, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed September 7, 2010).

Exhibit 6	First Amendment to Unitholder Agreement dated as of November 4, 2010 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed November 5, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2010

JOHN J. SHERMAN

/S/ JOHN J. SHERMAN

PHILLIP L. ELBERT

/S/ PHILLIP L. ELBERT

R. BROOKS SHERMAN, JR.

/S/ R. BROOKS SHERMAN, JR.

ANDREW L. ATTERBURY

/S/ ANDREW L. ATTERBURY

WILLIAM C. GAUTREAUX

/S/ WILLIAM C. GAUTREAUX

CARL A. HUGHES

/S/ CARL A. HUGHES

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2010

INERGY, L.P.

By: Inergy GP, LLC, its managing general partner

By:	/S/ LAURA L. OZENBERGER
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

INERGY GP, LLC

By:	/S/ LAURA L. OZENBERGER
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to the Original Schedule 13D filed on August 9, 2010).

Exhibit 2	Agreement and Plan of Merger dated as of August 7, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 3	Support Agreement dated as of August 7, 2010 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 4	Unitholder Agreement dated April 14, 2005 (incorporated herein by reference to Exhibit 10.18 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-122466) filed June 2, 2005).

Exhibit 5	First Amended and Restated Agreement and Plan of Merger dated as of September 3, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed September 7, 2010).

Exhibit 6	First Amendment to Unitholder Agreement dated as of November 4, 2010 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed November 5, 2010).